Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD CLOSES SALE OF LONGVIEW TIMBER
 AND LONGVIEW FIBRE PAPER AND PACKAGING

Toronto, Ontario, July 23, 2013 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA), announced today that it closed the previously disclosed sales of Longview Timber and Longview Fibre Paper and Packaging in two separate transactions for aggregate proceeds of $3.675 billion.

Brookfield sold Longview Timber to Weyerhaeuser Co. for $2.65 billion. After repayment of debt and distribution of proceeds to both Brookfield private fund investors and Brookfield Infrastructure Partners, net cash proceeds to Brookfield were approximately $600 million. Separately, Brookfield closed the sale of Longview Fibre Paper and Packaging to KapStone Paper and Packaging for $1.025 billion. After repayment of debt and distribution of proceeds to Brookfield private fund investors, Brookfield received approximately $250 million in net cash proceeds.

The closing of these two transactions increased Brookfield’s liquidity by approximately $850 million and resulted in an attractive risk-adjusted return on capital to Brookfield, its flagship public infrastructure entity and investors in Brookfield’s private funds.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

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